GRAND CHINA ENERGY GROUP LIMITED

(Former name: SGB INTERNATIONAL HOLDINGS INC.)
Room 1601 16/F China Taiping Tower Phase II
8 Sunning Road Causeway Bay
Hong Kong
Tel: +852 36918831

August 13, 2014

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re:	Grand China Energy Group Limited. (Former name: SGB INTERNATIONAL HOLDINGS INC. the “Company”)
Form 10-K for the Year Ended December 31, 2013
Filed April 15, 2014
File No. 000-53490

     We write in response to your letter dated July 31, 2014 with respect to the above-noted filing of the Company. Further to the correspondence between your office and our legal counsel, we request an extension of the deadline for our responses to your comments. We anticipate to be able to provide a complete response to all comments by no later than September 15, 2014.

     Should you have any questions, please do not hesitate to contact our legal counsel: Crone Kline Rinde, Attn: Mark E. Crone, at (212) 400-6900.
Yours truly,

GRAND CHINA ENERGY GROUP LIMITED

By:	/s/ Shibi Chen
Name: Shibi Chen
Title: Chief Executive Officer